THE SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

ASSETS

Current Assets:		
Cash and cash equivalents	$	142,426
Accounts receivable		15,000
Prepaid expenses		1,764
Total Current Assets		159,190
Property and Equipment:		
Office furnishings and equipment		16,216
Less: accumulated depreciation		(13,815)
Total Property and Equipment		2,401
Total Assets	**$**	**161,591**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable	$	527
Due to related party		2,026
Total Current Liabilities		2,553
Members' equity:		159,038
Total Liabilites & Members' Equity	**$**	**161,591**

The accompanying notes are an integral part of these financial statements.